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                               RESOLUTIONS ADOPTING THE
                               FOURTH AMENDMENT TO THE
                           AMENDMENT AND RESTATEMENT OF THE
                               SOUTHERN CALIFORNIA BANK
                               EMPLOYEE RETIREMENT PLAN

         Southern California Bank (the "Company") is a Corporation, and the following resolutions are hereby adopted by its Board of Directors at a meeting held on August 15, 1995.

         WHEREAS, The Southern California Bank Employee Retirement Plan 401(k) was adopted on January 1, 1990 to allow employees to accumulate assets for retirement and to receive Bank Matching contributions to assist them with their accumulation; and

         WHEREAS, The Board of Directors reserved the right to amend the Plan in order to effect changes in the best interest of the Plan participants; and

         WHEREAS, The Plan accepts rollover contributions from participants' prior employers' qualified retirement program(s); and

         WHEREAS, The Plan allows participants to withdraw from their accounts under certain circumstances;

         NOW, THEREFORE, BE IT RESOLVED, that the Plan be amended to allow participants to withdraw any or all of their Rollover Contribution account balances without reason. However, no participant will be allowed to withdraw from their Rollover Contribution account unless the Rollover Contributions have been credited to their account for at least twenty-four (24) months, or the employee has been a Plan participant for at least five (5) years. These twenty-four (24) month and five (5) year restrictions will not apply upon the approved financial hardship of the participant;

         FURTHER RESOLVED, that the Plan be amended to allow participants to withdraw from their Rollover Contribution account to alleviate financial hardship. All such hardships will be

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approved by the Employee Retirement Plan Committee based on a uniform nondiscriminatory basis. The Employee Retirement Plan Committee will establish a written policy which will be used to determine approval or disapproval of a participant's request;

         FURTHER RESOLVED, that the Officers of the Corporation be instructed to prepare or have prepared said amendments and any additional paperwork necessary to effect the amendment with the Internal Revenue Service, Department of Labor, or any other federal or state agency as necessary to maintain the tax exempt status of the Plan and Trust. The officers be further instructed to prepare or have prepared a written policy governing Rollover Contribution hardship withdrawals and any other items to ensure the continued smooth administration of the Plan.

Dated: 8/15/95                         SOUTHERN CALIFORNIA BANK
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                                  By:       /s/
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                                  Its: Secretary
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